Exhibit 99.1
Chartered Semiconductor Manufacturing Ltd.
(Incorporated in Singapore)
(Registration Number: 198703584K)
COURT ORDER OBTAINED TO CONVENE
MEETING OF SHAREHOLDERS TO APPROVE THE SCHEME
Introduction
Reference is made to the proposed acquisition (“Acquisition”) of Chartered Semiconductor Manufacturing Ltd. (the “Company”) by ATIC International Investment Company LLC (“Acquiror”) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (“Scheme”), as announced by the respective Boards of Directors of the Company and the Acquiror jointly on 7 September 2009 (“Joint Announcement”). Terms defined in the Joint Announcement have the same meanings when used herein.
Court Order obtained to convene Court Meeting
The Directors wish to announce that, in connection with the Scheme, the High Court of Singapore (the “Court”) has today granted, inter alia, an order to convene a meeting (“Court Meeting”) of the shareholders of the Company (“Shareholders”) to approve the Scheme. The Company will issue a scheme document to Shareholders containing details of the Scheme (including the date of the Court Meeting, the recommendation of the Independent Directors along with the advice of the independent financial adviser to the Independent Directors) in due course. In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests.
Confirmation from the SGX-ST on the Proposed Delisting
The Company has also obtained confirmation from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) that it has no objection to the delisting of the Company from the Official List of the SGX-ST (“Proposed Delisting”) upon the effectiveness of the Scheme and following the completion of the Acquisition.
This confirmation from the SGX-ST, however, is not an indication of the merits of the Proposed Delisting.
Responsibility Statement
The Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.
By Order of the Board
Chartered Semiconductor Manufacturing Ltd.
Singapore
1 October 2009
Inquiries
Any inquiries relating to this Announcement, the Acquisition or the Scheme should be directed to one of the following:

Morgan Stanley Asia (Singapore) Pte.	Citigroup Global Markets Singapore Pte. Ltd.
Tel: +65 6834 6707	Tel: +65 6432 1955
Fax: +65 6834 6898	Fax: +65 6432 1239
Address: 23 Church Street	Address: 3 Temasek Avenue
#16-01 Capital Square	#17-00 Centennial Tower
Singapore 049481	Singapore 039190